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                                                                     EXHIBIT 3.4

                          CERTIFICATE OF DESIGNATION
                     SETTING FORTH THE PREFERENCES, RIGHTS
                     AND LIMITATIONS OF PREFERRED STOCK OF
                            THINWEB.COM CORPORATION


          thinWEB.com Corporation, a Delaware corporation (the "Corporation"), certifies that pursuant to the authority contained in Article Fourth of its Certificate of Incorporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Corporation has the authority to issue 20,000,000 shares of Preferred Stock, par value $0.0001 per share. The Board of Directors of the Corporation has the authority to issue any or all of such shares in one or more series and by resolution to provide for the designation of each series to be issued pursuant to the foregoing authority.

          The Board of Directors has adopted the following resolution creating a series of its Preferred Stock to be designated Series 1 Preferred Stock and consisting of 1,500,000 shares:

RESOLVED: that a series of the authorized Preferred Stock is hereby created with the following designation, preferences and rights:

          Designation and Amount; Par Value.  The shares of such series are
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designated as Series 1 Preferred Shares (the "Series 1 Preferred Shares") and
the number of shares constituting such series is 1,500,000. The par value of each share of the series is $0.0001.

          Dividends.  The holders of the series 1 Preferred Shares shall not be
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entitled to receive dividends.

          Dissolution.  In the event of the liquidation, dissolution or winding
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up of the Corporation or other distribution of assets of the Corporation among its shareholders of the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Series 1 Preferred Shares shall be entitled to receive the par value of each share before any amount shall be paid or any property or assets of the Corporation distributed to the holders of the common stock. After payment in full to the holders of the Preferred Shares, the surplus assets, if any, shall belong to and shall be divided among the holders of other stock or shares in the Corporation in accordance with their respective rights.

          Redemption.  Subject to the provisions of the General Corporation Law
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of Delaware, the Corporation may redeem at any time commencing November 1, 1999, any number of the Series 1 Preferred Shares then outstanding by paying to the holder or holders thereof the par value thereof.

          Conversion.  The holder or holders of the Series 1 Preferred Shares
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shall be entitled to convert them into ordinary shares of the Corporation on a share-for-share exchange basis at any time before November 1, 1999 (the "Expiration Date"), provided that the holder or holders were instrumental in arranging an equity financing, upon terms acceptable to the Corporation, which results in the receipt of net proceeds to the Corporation of not less then US$5,000,000. The Expiration Date may be extended at the sole and exclusive option of the Corporation.
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          Voting.  The holders of the Series 1 Preferred Shares shall not have
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any voting rights for the election of directors or for any other purpose and shall not be entitled to receive notice of or attend any annual or extraordinary meeting of shareholders of the Corporation.

          IN WITNESS WHEREOF, THINWEB.COM CORPORATION has caused this Certificate of Designation to be executed by its President and attested to by its Secretary this ____ day of ____________________, 1999.


                                    THINWEB.COM CORPORATION


                                    By:  ____________________________
                                         President



ATTEST:


____________________________
Secretary